January 31, 2008

Worth Harris Carter, Jr.
Chairman of the Board and President
Bank Building Corporation
1800 Kings Mountain Rd.
Martinsville, VA 24112

Re: Bank Building Corporation
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-52382
Filed on January 17, 2008

Dear Mr. Carter:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14A, filed on January 17, 2008, and have the following comments:

1.   We note that Carter plans to issue its own common stock to the holders of Bank Building common stock as consideration in the merger transaction; however, there seems to be no plan to register the Carter shares. Please tell us the exemption upon which Carter is relying in making its determination that those shares need not be registered.

2.   We note that on page 55 you incorporate by reference the financial statements of Carter for years 2004 and 2005. However, Item 14(e) of Schedule 14A allows incorporation by reference only to the extent as would be permitted by Form S-4. The Carter financial statements would not be eligible to be incorporated by reference under Item 11 of Form S-4 because Carter is not subject to reporting under Section 13(a) or 15(d) of the Exchange Act. We note that you have included these financial statements as appendices, but appendices are not deemed to be part of the proxy statement. Please revise your proxy statement to include the information required by Items 14(b) and (c) of Schedule 14A.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Jane Ann Davis (*via facsimile*)